Onyx Acquisition Co. I

104 5th Avenue
New York, New York 10011

October 29, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Janice Adeloye

Re:	Onyx Acquisition Co. I Registration Statement on Form S-1 File No. 333-260110

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Onyx Acquisition Co. I (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on November 2, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Sean Wheeler, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3427, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Michael Stern
Michael Stern
Chairman, Chief Executive Officer and Director